Exhibit 99.3

----------------- - 0 PATRIA INVESTMENTS LIMITED Proxy for Annual General Meeting of Shareholders on June 28, 2023 Solicited on Behalf of the Board of Directors I/We______________________________________________________________________ Please Print Name(s) of________________________________________________________________________ Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint __________________________________of______________________________________ or failing him/her __________________________________of______________________________________ or failing him/her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of Patria Investments Limited (the “Company”), to be held on June 28 , 2023 at 1 : 00 p . m . (Cayman Islands Time) at the offices of Patria Finance Limited located at 18 Forum Lane, Camana Bay, 3 rd Floor, Grand Cayman, Cayman Islands, KY 1 - 9006 , and at any adjournments or postponements thereof, as follows : (Continued and to be signed on the reverse side) 1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PATRIA INVESTMENTS LIMITED NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice of Meeting, proxy statement and proxy card are available at https://ir.patria.com/financials - filings/sec - filings Please sign, date and mail your proxy card in the envelope provided as soon as possible. x Please detach along perforated line and mail in the envelope provided. 00030000000000001000 3 062823 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE June 28, 2023 GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . statements and the auditor’s report for the fiscal year ended 31 December 2022 , which have been made available to the Shareholders for the purpose of the AGM be approved and ratified . FOR AGAINST ABSTAIN Notice is hereby given that an Annual General Meeting of Shareholders of 1. RESOLVED , as an ordinary resolution, that the Company’s financial MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. the Company (the "AGM") will be held at the offices of Patria Finance Limited located at 18 Forum Lane, Camana Bay, 3 rd Floor, Grand Cayman, Cayman Islands, KY 1 - 9006 on June 28 , 2023 at 1 : 00 p . m . (Cayman Islands Time) . Whether or not you plan to attend the AGM, please promptly complete, If you do not complete this section, your proxy will vote or abstain at his/her discretion, as date, sign and return the enclosed personalized proxy card attached to this he/she will on any other business that may be raised at the AGM. Notice in the enclosed, preaddressed envelope provided for that purpose so that your vote is received before 11 : 59 PM (Eastern Time) the day before the meeting . EMAIL - proxy@astfinancial . com FAX - 718 - 765 - 8730

PROXY VOTING INSTRUCTIONS x Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 00030000000000001000 3 062823 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE COMPANY NUMBER ACCOUNT NUMBER ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PATRIA INVESTMENTS LIMITED June 28, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS : The Notice of Meeting, proxy statement and proxy card are available at https://ir.patria.com/financials - filings/sec - filings INTERNET - Access “ www . voteproxy . com ” and follow the on - screen instructions or scan the QR code with your smartphone . Have your proxy card available when you access the web page . TELEPHONE - Call toll - free 1 - 800 - PROXIES ( 1 - 800 - 776 - 9437 ) in the United States or 1 - 718 - 921 - 8500 from foreign countries and follow the instructions . Have your proxy card available when you call . Vote online/phone until 11 : 59 PM EST the day before the meeting . MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible . VIRTUALLY AT THE MEETING - The Company will be hosting the meet - ing live via the Internet . To attend the meeting via the Internet, please visit https : //web . lumiagm . com/ 266439015 (password : Patria 2023 ) and be sure to have your control number available . GO GREEN - e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . statements and the auditor’s report for the fiscal year ended 31 December 2022 , which have been made available to the Shareholders for the purpose of the AGM be approved and ratified . FOR AGAINST ABSTAIN Notice is hereby given that an Annual General Meeting of Shareholders of 1. RESOLVED , as an ordinary resolution, that the Company’s financial MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. the Company (the "AGM") will be held at the offices of Patria Finance Limited located at 18 Forum Lane, Camana Bay, 3 rd Floor, Grand Cayman, Cayman Islands, KY 1 - 9006 on June 28 , 2023 at 1 : 00 p . m . (Cayman Islands Time) . Whether or not you plan to attend the AGM, please promptly complete, If you do not complete this section, your proxy will vote or abstain at his/her discretion, as date, sign and return the enclosed personalized proxy card attached to this he/she will on any other business that may be raised at the AGM. Notice in the enclosed, preaddressed envelope provided for that purpose so that your vote is received before 11 : 59 PM (Eastern Time) the day before the meeting . EMAIL - proxy@astfinancial . com FAX - 718 - 765 - 8730